Exhibit 99.1

AKANDA CORP. ANNOUNCES TERMINATION OF LOAN AGREEMENT

FRANKFURT, Germany & LONDON --(BUSINESS WIRE)-- International medical cannabis company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN, WKN: A3DG83) announces that Akanda and Veridia Canada Ltd. (the “Lender”) have mutually agreed to terminate the loan agreement between the parties previously announced on April 18, 2023 (the “Loan Agreement”). Akanda has returned all funds provided under under the terms of the Loan Agreement and has no further obligations owing to the Lender pursuant to the Loan Agreement.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, a leading globally recognized cannabis company; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Investor Contact
ir@akandacorp.com

Media Contact
Imogen Saunders
Irvine Partners
imogen@irvinepartners.co.uk